DAVIS LEGAL ADVISORS *since* 1892
& company LLP

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

06018505

November 6, 2006

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 1 3 2006
WASH. D.C.
160

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82 - 1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per:

Donna L. Ornstein
Paralegal

DLO/js

PROCESSED
NOV 2 0 2006
THOMSON
FINANCIAL

11/15

Exemption No. 82-1209

November 6, 2006

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 9 months ended August 31, 2006
(d)	News Releases	Sept. 29, 2006
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	October 6, 2006 (Amended) October 6, 2006 (Amended)
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable

Document Name or Information		Documents Filed
(o)	Filing of documents Affecting the Rights of Securityholders including:	
	(a) charter documents	Not Applicable
	(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	Not Applicable
	(c) any securityholder rights plans or similar plans	Not Applicable
	(d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	Not Applicable
	(e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements and Management's Discussion & Analysis for the 9 months ended August 31, 2006
(e)	News Releases	Sept. 29, 2006
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(u)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. **Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange**

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption: 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2006

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended August 31, 2006.

GGL DIAMOND CORP.

Consolidated Balance Sheets As At
(Unaudited)

	August 31, 2006	November 30, 2005
ASSETS		
Current		
Cash and cash equivalents	$ 506,267	$ 592,662
Marketable securities	-	3,800
Accounts receivable	71,172	127,626
Prepaid expense	4,000	2,831
	581,439	726,919
Mineral properties and deferred exploration costs (Note 1)	13,568,918	12,050,879
Property, plant and equipment	282,434	286,211
	$ 14,432,791	$ 13,064,009
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 985,293	$ 110,685
Current portion of mortgage loan	14,153	14,153
	999,446	124,838
Mortgage loan	16,746	28,109
	1,016,192	152,947
SHAREHOLDERS' EQUITY		
Share capital (Notes 2, 3)	26,885,937	25,308,996
Contributed surplus	1,153,111	823,329
Deficit	(14,622,449)	(13,221,263)
	13,416,599	12,911,062
	$ 14,432,791	$ 13,064,009

Commitments (Note 6)
Subsequent Events (Note 7)

Approved by the Board of Directors:

"Raymond A. Hrkac"
Director

"Nick DeMare"
Director

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	August 31, 2006	August 31, 2005
Administration costs		
Amortization	$ 974	$ 665
Consulting fees	12,338	18,000
Corporate relations	27,367	15,234
Interest expense	507	-
Legal and audit	2,093	13,151
Licences, taxes, insurance and fees	2,382	2,442
Office services and expenses	33,097	34,922
Shareholders' meetings and reports	11,945	4,254
Stock based compensation	27,991	28,839
Travel	410	9,143
Operating loss	(119,104)	(126,650)
Other income (loss)		
Interest income	5,538	7,756
Foreign exchange adjustments	(176)	(645)
Gain on sale of marketable securities	5,906	-
General exploration costs	(27,461)	(18,392)
Write off of mineral property and deferred exploration costs	(927,206)	-
	(943,399)	(11,281)
Net loss before taxes	(1,062,503)	(137,931)
Future tax recovery	315,760	-
Net loss for the period	(746,743)	(137,931)
Deficit, beginning of period	(13,875,706)	(12,545,893)
Deficit, end of period	$ (14,622,449)	$ (12,683,824)
Net loss per share	$ (0.008)	$ (0.002)
Weighted average number of common shares outstanding	94,898,595	82,188,425

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the nine months ended
(Unaudited)

	August 31, 2006	August 31, 2005
Administration costs		
Amortization	$ 2,610	$ 1,995
Consulting fees	57,432	99,750
Corporate relations	108,539	23,403
Interest expense	1,520	-
Legal and audit	40,859	48,746
Licences, taxes, insurance and fees	15,519	13,792
Office services and expenses	109,508	113,747
Shareholders' meetings and reports	45,246	33,043
Stock based compensation	329,782	64,867
Travel	63,105	32,226
Operating loss	(774,120)	(431,569)
Other income (loss)		
Interest income	19,547	17,378
Foreign exchange adjustments	(1,794)	(348)
Gain on sale of equipment	92	-
Gain on sale of marketable securities	5,906	-
General exploration costs	(128,554)	(99,300)
Write off of mineral property and deferred exploration costs	(927,206)	-
Other Tax expense	(53)	(371)
	(1,032,062)	(82,641)
Net loss before taxes	(1,806,182)	(514,210)
Future tax recovery	404,996	82,000
Net loss for the period	(1,401,186)	(432,210)
Deficit, beginning of period	(13,221,263)	(12,251,614)
Deficit, end of period	$ (14,622,449)	$ (12,683,824)
Net loss per share	$ (0.015)	$ (0.005)
Weighted average number of common shares outstanding	94,898,595	82,188,425

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

	August 31, 2006	August 31, 2005
Cash flows from (used in) operating activities		
Loss for the period	$ (746,743)	$ (137,931)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	9,787	8,236
- stock based compensation	27,991	28,839
- gain on sale of marketable securities	(5,906)	-
- write off of mineral property and deferred exploration costs	927,206	-
- future tax recovery	(315,760)	-
	(103,425)	(100,856)
Change in non-cash working capital items:		
- accounts receivable	149,099	(33,793)
- prepaid expenses	459	(8,485)
- accounts payable and accrued liabilities	522,617	248,425
	568,750	105,291
Cash flows from (used in) financing activities		
Shares issued for cash	10,904	300,000
Shares issued for cash – flow through shares	903,096	-
Share issuance cost	(58,235)	(31,462)
Principal reduction of mortgage loan	(3,982)	(3,986)
	851,783	264,552
Cash flows from (used in) investing activities		
Mineral property costs	-	(21)
Deferred exploration costs	(1,217,091)	(1,136,571)
Proceeds from sale of marketable securities	9,706	-
Purchase of equipment	(16,832)	(13,550)
	(1,224,217)	(1,150,142)
Increase (decrease) in cash and cash equivalents	196,316	(780,299)
Cash and cash equivalents, beginning of period	309,951	2,217,678
Cash and cash equivalents, end of period	$ 506,267	$ 1,437,379
Supplementary cash flow information		
Cash paid for interest charges	$ 1,915	$ 483

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the nine months ended
(Unaudited)

	August 31, 2006	August 31, 2005
Cash flows from (used in) operating activities		
Loss for the period	$ (1,401,186)	$ (432,210)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	22,991	20,996
- stock based compensation	329,782	64,867
- gain on sale of marketable securities	(5,906)	-
- gain on sale of equipment	(92)	-
- write off of mineral property and deferred exploration costs	927,206	-
- future tax recovery	(404,996)	(82,000)
	(532,201)	(428,347)
Change in non-cash working capital items:		
- accounts receivable	56,454	(135,591)
- prepaid expenses	(1,169)	(10,381)
- accounts payable and accrued liabilities	874,608	411,636
	397,692	(162,683)
Cash flows from (used in) financing activities		
Shares issued for cash	956,029	2,530,000
Shares issued for cash – flow-through shares	1,158,056	230,000
Share issuance costs	(132,148)	(125,728)
Principal reduction of mortgage loan	(11,363)	(11,277)
	1,970,574	2,622,995
Cash flows from (used in) investing activities		
Mineral property costs	-	(338)
Deferred exploration costs	(2,445,245)	(1,886,129)
Proceeds from sale of marketable securities	9,706	-
Proceeds from sale of equipment	100	-
Purchase of equipment	(19,222)	(18,866)
	(2,454,661)	(1,905,333)
(Decrease) increase in cash and cash equivalents	(86,395)	554,979
Cash and cash equivalents, beginning of period	592,662	882,400
Cash and cash equivalents, end of period	$ 506,267	$ 1,437,379
Supplementary cash flow information		
Cash paid for interest charges	$ 2,928	$ 1,524

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Notes to Consolidated Financial Statements
August 31, 2006

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2005.

1. Mineral Properties and Deferred Exploration Costs

[----December 1, 2005 to August 31, 2006-----]

	Balance November 30, 2005	2006 property cost additions	2006 exploration cost additions	2006 written off	Balance August 31, 2006
Doyle Lake	$ 2,115,914	$ -	$ 1,523,869	$ -	$ 3,639,783
Fishback Lake	1,016,316	-	263,502	-	1,279,818
CH	6,512,329	-	628,170	-	7,140,499
Happy Creek	926,920	-	286	(927,206)	-
McConnell Creek	1,479,400	-	29,418	-	1,508,818
	$12,050,879	$ -	$2,445,245	$(927,206)	$13,568,918

	Balance November 30, 2005	2006 Additions	2006 written off	Balance August 31, 2006
Mineral property costs	$ 536,334	$ -	$(156,915)	$ 379,419
Deferred exploration costs	11,514,545	2,445,245	(770,291)	13,189,499
	$ 12,050,879	$2,445,245	$(927,206)	$13,568,918

Exploration costs incurred during the nine months ended:

	August 31, 2006	August 31, 2005
Charter Aircraft	$ 516,685	$ 388,990
Drilling, sampling, excavating	689,033	549,807
Licences, recording fees, lease payments	115,963	108,220
Project supplies	162,066	261,494
Salaries and wages	162,258	114,765
Survey	390,002	76,464
Technical and professional services	291,100	303,529
Transportation	118,138	82,860
	$ 2,445,245	$ 1,886,129

The Company terminated its option on the Happy Creek claims in Nevada, USA. All related costs have been written off.

2. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Number of Shares	Amount
Balance, November 30, 2005	91,574,647	$24,713,996
Private placement - flow-through share agreements – Dec. 2005	910,571	254,960
Private placement – flow-through share agreements – June 2006	3,616,000	903,096
Private placement	3,160,227	556,642
Share issuance costs	-	(132,148)
Exercise of stock options	677,500	155,500
Exercise of warrants - proceeds	417,500	104,375
Re-allocation from share purchase warrants relating to the exercise of share purchase warrants	-	18,312
Flow-through share renunciation	-	(404,996)
Balance, August 31, 2006	100,356,445	$26,169,737

	Number of Warrants	Amount
Balance, November 30, 2005	13,564,405	$ 595,000
Private placement – Dec. 2005	3,160,227	138,608
Private placement – June 2006	1,808,000	904
Brokers' warrants	144,000	-
Exercise of warrants	(417,500)	(18,312)
Balance, August 31, 2006	18,259,132	$ 716,200
Share Capital		**$26,885,937**

(c) During the period ended August 31, 2006, the Company:

(i) completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares were spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share. The Company paid a cash finders fee of $40,000 on a portion of the proceeds.;

2. Share Capital, continued

(ii) the Company completed a flow - through private placement of 3,616,000 units at $0.25 per unit for gross proceeds of $904,000. The proceeds from these flow through shares are being spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.35 per common share during the first year and at $0.45 per common share during the second year. The Company paid a total of $37,900 in cash and issued 144,000 warrants to agents as finders fees. All of the proceeds have been spent subsequent to August 31, 2006.

(iii) issued 677,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $155,500;

(iv) granted 1,875,000 stock options to employees for a period of five years. These options are priced at $0.20 and $0.26 per common share and will expire between December 7, 2010 and August 15, 2011.;

(v) repriced 500,000 stock options that were granted to employees and consultants (excluding insiders) to $0.26 per common share from an exercise price of $0.45 and $0.50. These options have expiry dates of August 29, 2006 to June 29, 2009. All of the August 29, 2006 options expired unexercised.;

(vi) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375; and

(vii) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006.

2. Share Capital, continued

(d) At August 31, 2006, the following share purchase warrants remained unexercised:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30*	Dec. 23, 2006
1,075,000	$0.30*	March 7, 2007
582,500	$0.30*	March 14, 2007
7,777,778	$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
130,000	$0.25	Dec. 12, 2007
14,000	$0.25	Dec. 27, 2007
1,610,000	$0.35/$0.45	June 12, 2008
198,000	$0.35/$0.45	June 27, 2008
18,259,132		

* Subsequent to quarter end, the exercise price of these warrants was amended. See Note 7.

3. Stock Options

The Company has amended its Stock Option Plan to a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued share capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. Under the 10% rolling plan, the number of shares available for grant increases as the issued capital of the Company increases. This amendment was approved by the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006.

3. Stock Options, continued

Stock options outstanding as at August 31, 2006:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2005	5,366,000	$0.29
Expired	(1,017,500)	$0.27
Granted	1,875,000	$0.22
Exercised	(677,500)	$0.23
Options outstanding at August 31, 2006	**5,546,000**	$0.26

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,546,000	3.21	$0.26	5,446,000	$0.26

4. Related Party Transactions

During the nine months ended August 31, 2006, the Company was billed $78,000, of which $13,000 is included in accounts payable, by a director (August 31, 2005 - $73,238 by two directors, nil in accounts payable) for consulting fees and technical and professional services.

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2006 and August 31, 2005.

The Company's total assets are segmented geographically as follows:

	August 31, 2006	August 31, 2005
Canada	$14,432,791	$12,577,219
United States	-	925,399
	$14,432,791	$13,502,618

6. Commitments

The Company signed a three-year lease for its head office, including some additional space, in Vancouver until June 30, 2009. The commitment is approximately $49,000; $62,000; $62,500; and $26,400 in each of the years 2006, 2007, 2008 and 2009, respectively.

7. Subsequent Events

Subsequent to August 31, 2006:

i) 10,000 stock options expired unexercised;

ii) the Company issued 210,000 common shares pursuant to the exercise of stock options for gross proceeds of $39,900;

iii) the Company repriced the exercise price of the warrants expiring December 23, 2006 from $0.30 per common share to $0.19 per common share; and

iv) the Company repriced the exercise price of the warrants expiring March 7 and 14, 2007 from $0.30 per common share to $0.175 per common share.

Exemption 82-1209

GGL DIAMOND CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

AUGUST 31, 2006

GGL DIAMOND CORP.

AMENDED MANAGEMENT'S Discussion and Analysis

FOR THE NINE MONTHS ENDED AUGUST 31, 2006
INFORMATION AS OF OCTOBER 26, 2006 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the period ended August 31, 2006 should be read in conjunction with the November 30, 2005 Audited Consolidated Financial Statements and the February 28, 2006 and May 31, 2006 Consolidated Financial Statements and related notes.

From its founding in 1981, the Company has been engaged in the acquisition and exploration of mineral properties in North America. In the years up to 1992, the exploration focus was on gold and copper-gold prospects. As a result, the Company retains ownership of a gold-copper property in British Columbia, Canada.

Since 1992, the Company's primary focus has been on exploring for diamonds on the Slave Craton in the Northwest Territories of Canada. At present, the Company has a 100% interest in approximately 400,000 acres of mineral claims and leases and a 40% carried interest (De Beers Canada Inc. 60%) in leases containing 12,757 acres.

DIAMOND PROPERTIES

Diamond Exploration, Slave Craton, Northwest Territories, Canada

Craton is a geological term used to describe large areas of the world that have been stable over a long period of time and contain rocks that are over two and a half billion years old. The cratons of the world are also the world's main primary source of diamonds; if you want to find diamonds, you explore on cratons.

Diamonds are found in unique rocks called kimberlite and lamproite, derived from gas driven volcanoes that begin their journey to the earth's surface from depths of over 150 kilometers.

The first kimberlite discovery on the Slave Craton was in 1991 and led to the discovery of the commercial diamond-bearing kimberlites of Canada's first diamond mine - the Ekati Diamond Mine, opened in 1998. In 2003, the Diavik Diamond Mine began production and within a few years, these two mines alone established Canada as the third largest diamond producer by value. Now, in the Northwest Territories, two more diamond mines are being prepared for production.

In the Nunavut Territory adjacent to the Northwest Territories, Tahera Diamond Corp. began diamond production this year, while in Ontario another diamond pipe is being prepared for production.

However diamonds are hard to find and, despite the new discoveries, there is a world shortage of rough diamonds. ("Rough" is the term used for diamonds from mines in their uncut and unpolished natural state.) This shortage is predicted to increase the value of rough diamonds by 30% in the next six years.

This is a good time to be in diamond exploration and an even better time to find diamonds. The Company's extensive diamond exploration programs have produced the evidence that may well lead us to one or more viable diamond deposits.

FISHBACK PROJECT, SOUTHWEST SLAVE CRATON

A distinguishing feature of the southwest Slave Craton is that it contains the largest kimberlite found to date, within the Slave Craton, at over 20 hectares: the diamond-bearing Drybones Bay kimberlite. A kimberlite of this size is just less than 500 meters in diameter.

As the evidence will show the Fishback Project has the potential to host an even larger kimberlite.

The Fishback property is located 60 km northwest of the city of Yellowknife (population 18,000) and is only 30 km from the paved all-weather Yellowknife Highway. A power line right-of–way passes through the south portion of the property. GGL Diamond Corp. has a 100% ownership of the claims that contain 36,664 acres covering an area 11 km x 12 km.

Claims have been held in the area since a 1994 regional exploration program began. At that time a fixed-wing airborne magnetic survey was completed over the area and disclosed a large magnetic anomaly that disrupted the major geological structures. This feature was noted both by us and by a geophysicist employed by De Beers – for a short time De Beers was exploring the area with us – but the anomaly appeared to be too large to be a kimberlite.

A few lake sediment samples were then taken from a portion of the lake within the magnetic anomaly and upon analysis, some of the samples were confirmed, by our qualified consultant, to have a kimberlite signature. This was determined by taking lake sediment samples over known kimberlites to quantify the values of certain elements and compounds that are commonly found in kimberlites.

It was also found, by a soil sampling survey on land, that a trail of anomalous kimberlitic values extended from the lakeshore along the direction of ice movement during the last ice age. By itself this was not accepted at the time as robust evidence for a kimberlite, as the use of geochemistry as an effective exploration tool for kimberlites was recognized but seldom used.

This is no longer the case, thanks to some excellent work done by the Geological Survey of Canada.

Kimberlite indicator minerals (KIM) are one of the most effective exploration tools for locating kimberlites. In most areas of the Slave Craton the melting ice of the last ice age left behind dirt called glacial till. KIM when present, can be recovered from samples of the till and taking samples back along the direction the ice came from, geologists can usually determine the area of the kimberlite. However, the ice at the Fishback area melted to produce an extremely large lake called Lake McConnell. Today, the large lake we know as Great Slave Lake is only a smaller remnant of this ice age lake, which removed most of the till and left behind just a few locations for us to sample. We did sample where we could and did find some KIM, not many but some, another clue that a kimberlite or a cluster of kimberlites may be in the lake.

Now, many of the kimberlites in the Slave Craton are found in deep lakes and in fact that is how Drybones was discovered. When we did a bathymetry survey to determine the depth of the lake; we found that at 70 meters deep – 230 feet – it was one of the deepest lakes in the Slave Craton, and had a remarkably flat bottom approximately one kilometer in diameter. This led us to extend the lake sediment survey over this deep portion of the lake to discover an extensive kimberlite geochemical anomaly with values similar to the sediment from the Drybones Bay kimberlite.

The evidence was looking more and more persuasive so we took the next step and completed a ground gravity and electro magnetic (EM) survey over the lake. The inner contour of the EM survey outlined a strong anomaly approximately 1 km in diameter and this contour overlapped a portion of the gravity low an anomaly that extends beyond the inner contour of the EM anomaly. The strong central portion of the gravity low is 980 m x 640 m in area.

FISHBACK PROJECT, SOUTHWEST SLAVE CRATON, continued

The Company sent the data to geophysical consultants for their interpretation. We had established the depth of water but did not know the depth of the lake sediments. An interpretation of the data could not rule out a bedrock source for the anomalies and the only way to find out was to drill a hole through the ice into bedrock.

The first hole drilled in the winter of 2005 was placed into the center of the EM anomaly at the edge of the gravity anomaly. It penetrated 70.31 m of water followed by 59.6 m of overburden before entering bedrock. The first 78.5 m of bedrock consisted of granite containing sections of red hematite alteration of feldspars (this alteration is common near kimberlites). The next 34.6 meters of core was a fine-grained breccia, which was later identified as a potential kimberlite-induced breccia and then confirmed by the discovery of kimberlite indicator minerals in the breccia unit. This conclusion was supported by the results from geochemical analysis of the breccia.

The process of alteration is called metasomatism. "Metasomatism accompanying kimberlite emplacement is a worldwide phenomenon, although infrequently described or recognized....The metasomatism...was caused by fluids from the rising but confined proto-kimberlite melt penetrating into cracks and matrix of granite country rock and reacting with it. These fluids were CO_2-rich, hydrous, oxidizing, enhanced in ultramafic elements and carried low levels of Na." This is a quote from a scientific paper entitled – Kimberlite metasomatism at Murowa and Sese pipes, Zimbabwe; the paper described a granite breccia that closely resembles the breccia we first found in boulders on land down ice of the target area and we were able to follow the geochemical analysis described when evaluating the breccias both from surface and from the subsequent drill holes. The following quote from the same paper highlights some additional information. "The kimberlite pipes, sills and dykes all show extensive metasometism of adjacent wall rock. The metasomatism can be latterly as extensive as the kimberlites themselves, up to 100 m wide... Furthest from the pipes... it is marked ... by reddening of plagioclase feldspar...". The Company also consulted with geologists with direct kimberlite experience in the Slave Craton and they confirmed that similar alteration had been identified at commercial kimberlite pipes and sills.

In the summer of 2004, prior to our ground geophysical surveys, the Company attempted to reach under the deep part of the lake by drilling a minus 45 degree angle hole from land. The hole reached a depth of 847 meters and was terminated before reaching the target as it had significantly deviated to the south away from the target area. A breccia similar to that encountered in the first hole drilled in 2005 was encountered but its potential relationship to kimberlite was not recognized at the time. The collar of this hole is 1.3 km from the 2005 drill hole suggesting the potential for another kimberlite in this area.

A second hole drilled in 2005 near shore and 1.2 km southwest of the first drill hole was a minus 45 degree angle hole that encountered 43.8 meters of highly brecciated granite with a white carbonate matrix. Carbonate alteration at kimberlite contacts is common and a geochemical analysis of this breccia indicates the possibility of a kimberlite related event.

For these three holes to be related to one kimberlite is unlikely as the size of the kimberlite would be enormous, the carbonate breccia drill hole is 2 km from the 2004 drill hole. Most likely then is the possibility of a cluster of kimberlite events.

This demonstrates that at times following the clues in the attempt to find diamonds can be extremely painstaking. The answer to Fishback lies in more drilling and in terms of risk to reward, exploration for a potential world class find is justified.

PROPERTIES IN THE CENTRAL SLAVE CRATON

In the late 1990's, the Company began to evaluate the remaining diamond potential for the entire Slave Craton. This was accomplished primarily by rating kimberlite indicator mineral chemistry from the heavy mineral samples documented in the Company's proprietary database. An area containing some of the best diamond indicator mineral chemistry was selected for exploration and was called the CH Project. This project covered an area of some 6000 square kilometers located to the south and to the west of the Ekati and Diavik Diamond Mines. The Company took check samples to confirm the results from the database samples and in March 2000 began staking selected areas.

At the present time, the following properties derived from the CH Project are: Mackay, Courageous, G-claims, Seahorse/Shoe, Starfish, ZIP, Winter Lake North, BP, and Winter Lake South. Together these properties contain a total of 270,826 acres; all are 100% owned by the Company. Based on the chemistry of indicator minerals, from previous sampling, each property has the potential to contain diamond-bearing kimberlites. This year, a total of 198 heavy mineral samples and 198 soil samples were taken from the properties and 83 geophysical anomalies were ground checked for their potential as kimberlite targets.

To date, we have invested over $7 million in exploration expenditures on these properties and for most of them, have arrived at the drilling and drill target selection stage of exploration.

COURAGEOUS PROPERTY

The Courageous Property contains approximately 40,000 acres in an area 12 km x 12 km. To date, 12 potential kimberlite targets have been identified on these claims. Two of the targets were drill tested this past summer and one proved to be a diamondiferous kimberlite pipe subsequently named the "Bishop". The Bishop Kimberlite is located 40 km south of the Ekati Diamond Mine.

Drilling a gravity anomaly located by a ground gravity survey restricted to the immediate target area discovered the Bishop Kimberlite. After the discovery, an expanded ground gravity survey discovered a 400m x 200m embayment in the regional gravity trend. The discovery drill hole is at the extreme south edge of the new gravity low suggesting the possibility of a much larger kimberlite north of the Bishop.

In its petrographic analysis of the Bishop kimberlite, Mineral Services Canada Inc. confirmed several phases of kimberlite were intersected in Diamond Drill Hole 06 – 21, including magmatic kimberlite (MK) and fine-grained resedimented volcaniclastic kimberlite (RVK). Of particular interest was the discovery of rare small wood fragments within the RVK, which, in combination with other features, indicates that this kimberlite formed by explosive eruption at surface. This suggests that the Bishop kimberlite formed by processes similar to those responsible for the formation of the Ekati and Diavik kimberlites. The observed petrographic characteristics indicate that the kimberlite intersected to date has a low diamond potential but do not rule out the possibility of associated phases of higher-interest kimberlite. (NOTE: analyses of 78.2 kg of the RVK returned 11 microdiamonds.)

The composition of Cr-diopside recovered from samples processed by Mineral Services suggests that the Bishop Kimberlite has sampled well within the diamond stability field and that the kimberlite has intruded a portion of the Slave Craton that is comparable in heat flow at the time of eruption to areas such as Ekati and Diavik. This, in combination with the presence of G10 garnets in the resedimented volcaniclastic kimberlite (RVK) suggests that the Bishop kimberlite has sampled some high-interest, potentially diamondiferous mantle. While the quantity of this high-interest material within the Bishop kimberlite intersected to date is very low and indicative of low diamond contents, Mineral Services recommends that additional drilling be considered in order to test for deeper coarser-grained phases with higher diamond potential.

COURAGEOUS PROPERTY, continued

The Company plans to secure funds to carry out both the recommendation of Mineral Services and the drill testing of the new enlarged gravity low anomaly. In addition, other selected targets at Courageous will be drilled as funds permit.

A total of five gravity surveys over five targets, including the Bishop area, and 94 heavy mineral samples and 94 soil samples were collected from the Courageous claims this past summer. The heavy mineral samples will be treated to recover kimberlite indicator minerals. The results from the above exploration work will be evaluated for additional kimberlite targets.

SEAHORSE/SHOE PROPERTY

This group of adjoining claims contains a total of 55,781.5 acres and is centered approximately 35 km southeast of the Ekati Diamond Mine. Three heavy mineral and three soil samples were collected this summer for assessment work purposes.

A number of drill targets have been identified on the claims. The largest and one of the most attractive targets based on exploration results is located on the Shoe claims and is 27 km southwest of the Ekati Fox kimberlite pipe recently placed into diamond production.

The target, up to 300 meters in diameter (nine hectares) is located in a lake and defined by an airborne gravity anomaly flown by the BHP Condor system. A second drill target on the shore of the same lake is a magnetic anomaly 200 m x 100 m defined by a Fugro airborne geophysical survey conducted for the Company.

These targets are at the head of a kimberlite indicator mineral train and are highly prospective to host a diamondiferous kimberlite. In addition, two other geophysical targets, also supported by kimberlite indicator minerals, have been identified on the same mineral claim.

A ground gravity survey over the target areas is proposed for the 2007 winter season in preparation for a spring drill program, funding permitting.

DOYLE LAKE, SOUTHEAST SLAVE CRATON

The southeast area of the Slave Craton contains two diamond properties now being prepared for commercial production. They are the Snap Lake kimberlite dyke wholly owned by De Beers Canada Inc. and the Gahcho Kue kimberlite pipes held by De Beers Canada Inc., Mountain Province Diamonds Inc. and Camphor Ventures Inc.

The Company has three projects in the Doyle Lake Area located 270 km ENE of Yellowknife.

The Doyle Project

The Doyle Project, 100% owned by the Company, contains 37,165 acres. It is surrounded by claims held by Diamondex Resources to the west, Diamonds North Resources and Southern Era Diamonds to the south, Diamondex and Majescor Resources to the east, and the De Beers Doyle JV and the New Century Project to the north.

The Doyle diamondiferous kimberlite sill has been traced over a strike length of two kilometers and down dip for one kilometer. The kimberlite averages two meters in thickness but the total extent of the kimberlite is yet to be determined. A 45-tonne mini bulk sample returned a low grade of diamonds, 13.52 carats per hundred tonnes, but a higher than normal proportion of these were of gem quality. The largest diamond recovered was a 1.25 carat stone while the largest gem quality diamond was a 0.83 carat diamond of exceptional clarity and color. The Company's consultants consider that one sample in this extensive

kimberlite body is not adequate and have advised that additional mini-bulk samples are required to evaluate the diamond grade.

To date, the Doyle kimberlite is one of ten kimberlite pipes, dykes and blows that have been discovered along a 20 km northwesterly corridor that is centered about the cluster of pipes, 10 km from the Doyle kimberlite, that comprise the Gahcho Kue diamond property being prepared for production by De Beers Canada Inc.

This summer, a geophysical target, previously selected by De Beers, was drilled on mineral claim LA 1, but no kimberlite was intersected. The drill targets proposed for the Quail Lake area on LA 4 mineral claims remain to be tested,

Future work on the Doyle kimberlite and work on identified drill targets is dependent on future funding.

New Century Project

The New Century Project consists of 21 mining leases containing 51,109 acres. The leases were acquired from Mountain Province diamonds Inc. ("MPV"), Camphor Ventures Inc., and De Beers. The leases are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental payments to the NWT Mining Recorders Office; the first two yearly lease rental payments of $51,109 have been made.

Six diamond drill holes were drilled at the New Century Project in July and August 2006. The holes were drilled to test anomalies previously identified from airborne and ground geophysics, and indicator minerals. Sampling and anomaly checking was carried out at the same time as the summer drill program; sampling results are not available at this time.

Two of the drill holes intersected kimberlite, DDH-DO06-219 intersected three stringers of kimberlite between 49.76 m and 67.78 m, the thickest being 0.46m and is a fine-grained competent dark green to black kimberlite; DDH-DO06-221 intersected three stringers of kimberlite between 55.50 m and 58.95 m, the thickest being 0.5 m, a fine grained competent, dark green kimberlite. These intersections are thought to be part of the extensive MZ dyke system, which has now been traced over an area of 4 km x 1.5 km.

A number of targets that may represent kimberlite pipes have been identified and remain to be tested; these will be re-evaluated when the results of the sampling are received.

De Beers Doyle JV, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25, 1995, De Beers earned a 60% interest in the Doyle Lake properties. At present, De Beers retains the LA 5 to LA 9 claims and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims and fractions were returned 100% to the Company.

The north boundary of the Doyle JV area is approximately 150 m from the Hearne Kimberlite pipe, one of the Gahcho Kue diamond pipes being evaluated and permitted for production.

Within the Doyle JV area several gravity low anomalies have been identified as potential kimberlite targets. The Company is working to see if it can create a proposal to allow the testing of these targets by the Company without detriment to the Gahcho Kue permit areas.

GOLD COPPER PROPERTIES

McConnell Creek Gold/Copper Property, British Columbia, Canada

In addition to its diamond exploration properties in the NWT, the Company owns 100% of the McConnell Creek Property, which is in northern British Columbia, in the Omineca Division, 780 km north of Vancouver. Access from Vancouver is by paved highway to Fort St. James and then by good gravel road, which goes north from Fort St. James to the Kemess Mine area.

The McConnell Creek Property has an area of 4878 hectares and covers 15 km of an amphibolite gneiss roof pendant. The pendant, up to 1 km in width, is bounded by Jurassic diorite on the west and by Cretaceous quartz monzonite on the east. Although the property was staked because it hosts substantial gold showings, geochemical soil surveys investigating the showings and their extensions revealed the presence of copper-in-soil anomalies in several places. In 1991, the Company enlarged the Property to include a high-grade copper showing exposed along McConnell Creek, 3000 m southwest of the Main Gold Showing. The copper minerals occur in a series of branching sulphide-rich veinlets cutting monzodiorite.

In the past, the remoteness of the McConnell Creek area discouraged exploration for base metals. However, with the development of the large tonnage, copper-gold Kemess Mine 15 km northwest of the McConnell Creek Property, road access to the McConnell area has been greatly improved and a power line has been built. The power line passes 11 km west of the McConnell Creek Property. With the improved access to the area, with high grade copper mineralization outcropping along McConnell Creek, with several copper-in-soil geochemical anomalies associated with the extensive gold-bearing quartz vein-shear-zone system and especially now knowing that major copper-gold deposits occur nearby, the McConnell Creek Property has become a good exploration target for a copper-gold-molybdenum porphyry deposit.

Happy Creek Project, Nevada, USA

The option held on this property has been discontinued and the property returned to the vendor. The Company was unable to attract interest or the funds to continue exploration at this time.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at August 31, 2006, the Company's deficit was approximately $14,622,449.

Shares Reserved for Future Issuance: Dilution

As at August 31, 2006, there were 5,546,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at August 31, 2006, the Company had incurred exploration costs on mineral properties of $2,445,245 (charter aircraft $516,685; drilling and sampling $689,033; licences, recording fees and lease payments $115,963; salaries and wages $162,258; surveys $390,002; technical and professional services $291,100; transportation $118,138 and project supplies of $162,066). Exploration costs for the period ended August 31, 2006 are higher than 2005 by $559,116, an increase of 30%. Higher costs in 2006 were from: ground gravity surveys on the Doyle, New Century, Fishback Lake and Courageous claims; drilling on the Doyle, New Century and Courageous claims; surveying costs to take the LA26-30 claims to lease; assessment fee filings and lease rental payments paid for the CH, Doyle and Fishback Lake claims and sampling costs from the Doyle mini bulk sample program in 2005.

On a per project basis, the Company spent the $2,445,245 exploration costs as follows: $628,170 on the CH project, $1,523,869 on the Doyle Lake Project, $29,418 on the McConnell Creek, $286 on the Happy Creek Gold/Silver Property, and $263,502 on the Fishback Lake claims.

The Company reported a net loss of $1,401,186 for the period ended August 31, 2006 compared to a net loss of $432,210 for the period ended August 31, 2005 (an increase of 224% from 2005 to 2006). General administration expenses for the period ended August 31, 2006 were $774,120 compared to $431,569 for the period ended August 31, 2005 (an increase of 79% from 2005 to 2006). The increase in general administration expenses was primarily due to an increase in stock based compensation (2006 - $329,782; 2005 - $64,867), corporate relations expenses and travel costs to find new investors and shareholders meetings and reports.

Stock based compensation increased due to the change in the Company's Stock Option Plan. The Company adopted a 10% rolling plan whereby the Company may grant stock options to purchase up to 10% of the issued share capital of the Company at the time of the grant of any option. Under the policies of the TSX Venture Exchange, options granted under the 10% rolling plan will not be required to include the mandatory vesting provisions required by the Exchange for fixed number stock option plans, except for stock options granted to investor relations consultants. All of the stock based compensation expenses related to new stock options and stock options that were not fully vested (except for investor relations consultants' options) were expensed immediately, when the plan was accepted by the TSX Venture Exchange in January 2006.

Corporate relations increased as a result of agreements with two investor relations firms signed late in 2005.

Consulting fees and office services and expenses decreased in 2006. Revenue for the period ended August 31, 2006 was $19,547 consisting of interest income compared with $17,378 for the period ended August 31, 2005. Interest rates have started to increase in 2006 compared to 2005.

Acquisition and Disposition of Resource Properties and Write offs

The Company has terminated its option on the Happy Creek claims in Nevada, USA. All costs related to the Happy Creek claims have been written off.

Related Party Transactions

During the nine months ended August 31, 2006, the Company was billed $78,000, of which $13,000 is included in accounts payable, by a director (August 31, 2005 - $73,238 by two directors, nil in accounts payable) for consulting fees and technical and professional services.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises and additional office space in Vancouver until June 30, 2009. Minimum payments are approximately $49,000; $62,000; $62,500; and $26,400 in each of the years 2006, 2007, 2008 and 2009, respectively.

The Company has a mortgage loan on its Yellowknife house of approximately $30,899 which becomes due on December 3, 2006.

Critical Accounting Policies

See Managements Discussion and Analysis for the year ended November 30, 2005.

Subsequent Events

Subsequent to August 31, 2006:

(i) 10,000 stock options expired unexercised;

(ii) the Company issued 210,000 common shares pursuant to the exercise of stock options for gross proceeds of $39,900.;

(iii) the Company repriced the exercise price of the warrants expiring December 23, 2006 from $030 per common share to $0.19 per common share; and

(iv) the Company repriced the exercise price of the warrants expiring March 7 and 14, 2007 from $0.30 per common share to $0.175 per common share.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with August 31, 2006. Financial information is prepared according to GAAP and is reported in Canadian $.

Quarter Ended:	August 31, 2006 ($)	May 31, 2006 ($)	February 28, 2006 ($)	November 30, 2005 ($)	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)
Total Revenues	5,538	4,790	9,219	7,599	7,756	6,415	3,205	6,919
Net Income (Loss)	(746,743)	(465,935)	(188,508)	(537,439)	(137,931)	(173,226)	(121,053)	(459,963)
Net income (loss) per share	(0.008)	(0.005)	(0.002)	(0.004)	(0.002)	(0.002)	(0.002)	(0.008)

Note:
(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004, 2005 or 2006. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The Company had a deficit at August 31, 2006 of $418,007 compared with working capital of $1,081,158 as at August 31, 2005. During 2006, the Company spent approximately $559,116 more on expenditures than in 2005 and more funds were carried over from the year 2004 into 2005 than from 2005 into 2006. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.

As at August 31, 2006 the Company had $16,746 (2005 - $ 31,529) of long-term debt (mortgage loan) outstanding.

For the period ended August 31, 2006, the Company experienced a negative cash flow of $532,201 (2005 - $428,347) (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in corporate relations, shareholders meetings and reports and travel costs and a decrease in administration costs such as consulting fees and office services and expenses. (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at August 31, 2006 was $506,267 (2005 - $1,437,379). The decrease in cash position compared to August 31, 2005 was due principally to the higher amount of funds that were raised in 2005 than in 2006 and the carryover of funds from the year before was higher in 2005 than in 2006. Also, expenditures for the period ended August 31, 2006 were $559,116 more than in the same period in 2005. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended August 31, 2006, the Company:

(i) completed a private placement of 910,571 flow through shares at $0.28 per share for gross proceeds of $254,960. The proceeds from these flow through shares were spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. In addition the Company issued 3,160,227 units at $0.22 per unit for gross proceeds of $695,250. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable for one year at $0.30 per common share. The Company paid a cash finders fee of $40,000 on a portion of the proceeds.;

(ii) the Company completed a flow - through private placement of 3,616,000 units at $0.25 per unit for gross proceeds of $904,000. The proceeds from these flow through shares are being spent on Canadian Exploration Expenses on the Company's Northwest Territories properties. Each unit consists of one common share and one-half share purchase warrant. One whole share purchase warrant is exercisable at $0.35 per common share during the first year and at $0.45 per common share during the second year. The Company paid a total of $37,900 in cash and issued 144,000 warrants to agents as finders fees. All of the proceeds have been spent subsequent to August 31, 2006.

(iii) issued 677,500 common shares upon the exercise of stock options at $0.20 and $0.30 per common share, for gross proceeds of $155,500;

(iv) granted 1,875,000 stock options to employees for a period of five years. These options are priced at $0.20 and $0.26 per common share and will expire between December 7, 2010 and August 15, 2011.;

(v) repriced 500,000 stock options that were granted to employees and consultants (excluding insiders) to $0.26 per common share from an exercise price of $0.45 and $0.50. These options have expiry dates of August 29, 2006 to June 29, 2009. All of the August 29, 2006 options expired unexercised.;

(vi) issued 417,500 common shares upon the exercise of warrants at $0.25 per common share for gross proceeds of $104,375; and

(vii) the Company amended and restated its Shareholders Rights Plan Agreement which has been accepted by the TSX Venture Exchange and the Shareholders at the Company's Annual General and Special Meeting held on May 12, 2006.

At August 31, 2006 the Company has the following share purchase warrants outstanding:

Number of warrants	Exercise Price	Expiry Date
3,160,227	$0.30	Dec. 23, 2006
1,075,000	$0.30	March 7, 2007
582,500	$0.30	March 14, 2007
7,777,778	$0.22	April 29, 2007
1,666,666	$0.20/$0.22	July 27, 2007
2,044,961	$0.26	Sept. 28, 2007
130,000	$0.25	Dec. 12, 2007
14,000	$0.25	Dec. 27, 2007
1,610,000	$0.35/$0.45	June 12, 2008
198,000	$0.35/$0.45	June 27, 2008
18,259,132		

See Notes 2 and 3 of the Consolidated Financial Statements for August 31, 2006.

See Subsequent Events section.

Outstanding Share data as at October 26, 2006:

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	**100,566,445**

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	394,333	$0.20	July 18, 2007
Options	150,000	$0.30	March 6, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.26	Aug. 15, 2008
Options	405,000	$0.26	Jan. 15, 2009
Options	340,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	15,000	$0.26	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	350,000	$0.20	July 8, 2010
Options	150,000	$0.20	July 12, 2010
Options	50,000	$0.20	October 28, 2010
Options	120,000	$0.20	December 7, 2010
Options	855,000	$0.20	March 23, 2011
Options	695,000	$0.26	May 12, 2011
Options	200,000	$0.20	August 15, 2011
Total	**5,536,000**		

(c) Summary of warrants outstanding.

Security	Number	Exercise Price	Expiry Date
Warrants	2,950,227	$0.19	Dec. 23, 2006
Warrants	1,075,000	$0.175	March 7, 2007
Warrants	582,500	$0.175	March 14, 2007
Warrants	7,777,778	$0.22	April 29, 2007
Warrants	1,666,666	$0.22	July 27, 2007
Warrants	2,044,961	$0.26	Sept. 28, 2007
Warrants	130,000	$0.25	Dec. 12, 2007
Warrants	14,000	$0.25	Dec. 27, 2007
Warrants	1,610,000	$0.35/$0.45	June 12, 2008
Warrants	198,000	$0.35/$0.45	June 27, 2008
Total	**18,049,132**		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

Exemption No. 82-1209

AMENDED
Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. No.: 604-688-0546

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 14, 2005
Amended October 6, 2006

4. For each security distributed:

(a) describe the type of security, and

Units, each Unit consisting of one Common Share and one-half Non-Transferable Common Share Purchase Warrant

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,000,000 Units. Each whole Warrant entitles the holder to purchase one Common Share for a term of two years until March 14, 2007 at a price of $0.25 per share in the first year and $0.30 per share in the second year. (Effective October 6, 2006, the exercise price in the second year was amended to $0.175 per share)

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	**Price per Security (Canadian $)**	**Total dollar value raised from purchasers (Canadian $)**
Arizona, USA	$0.20	400,000
Total dollar value of distribution in all jurisdiction		$400,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and address of person being compensated	**Compensation paid (in Canadian $ and, if applicable, number and type of securities)**	**Exemption relied on and date of distribution (if applicable)**	**Price per share (Canadian $)**
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: October 6, 2006

GGL DIAMOND CORP.
Name of issuer or vendor (please print)

Raymond A. Hrkac, President
Print name and position of person signing

Signature

March 14

Public\50277\PRP05-1\Form45-103F4(2).doc

Exemption No. 82- 1209

GGL DIAMOND CORP.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

September 29, 2006

PRESS RELEASE

GGL ANNOUNCES APPLICATION TO REPRICE ADDITIONAL WARRANTS

Vancouver, British Columbia – Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company is applying to the TSX Venture Exchange for its acceptance of the repricing of warrants to purchase a total of 1,657,500 common shares in the capital stock of the Company which expire on March 7 and 14, 2007 from $0.30 per share to $0.175 per share, being the market price of the Company's shares at the time of the announcement of the private placement on January 18, 2005. The warrants were issued on March 7 and 14, 2005 as part of a private placement and 417,500 warrants were exercised in February, 2006 at $0.25 per share. Insiders hold 4.52% of the warrants for which repricing is sought. The repricing is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

(signed) "*Raymond A. Hrkac*"
President & CEO

For more information, please check our web site at www.ggldiamond.com or contact: Jim Glass at Ascenta Capital Partners Inc. Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices,

exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

904-675 West Hastings Street, Vancouver, BC V6B 1N2
Phone: (604) 688-0546; Fax: (604) 688-0378
www.ggldiamond.com

Exemption NO. 82- 1209

AMENDED
Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

GGL DIAMOND CORP.
904 – 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Tel. No.: 604-688-0546

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 7, 2005
Amended October 6, 2006

4. For each security distributed:

(a) describe the type of security, and

Units, each Unit consisting of one Common Share and one-half Non-Transferable Common Share Purchase Warrant

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,150,000 Units. Each whole Warrant entitles the holder to purchase one Common Share for a term of two years until March 7, 2007 at a price of $0.25 per share in the first year and $0.30 per share in the second year. (Effective October 6, 2006, the exercise price in the second year was amended to $0.175 per share)

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per Security (Canadian $)	Total dollar value raised from purchasers (Canadian $)
Saudi Arabia	$0.20	400,000
British Columbia	$0.20	30,000
Total dollar value of distribution in all jurisdiction		$430,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full Name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Gordon Usher Jones 127 E. Los Arcos Green Valley, Arizona 85614 USA	$32,000 in cash	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: October 6, 2006

GGL DIAMOND CORP.
Name of issuer or vendor (please print)

Raymond A. Hrkac, President
Print name and position of person signing

Signature